## Management Certification of Financial Information

I, Brenden Dougherty, certify that:

(1) the financial information of OneGlobe Citizen LLC included in this Form C are true and complete in all material respects; and

(2) the tax return information of OneGlobe Citizen LLC is not yet available as the Company was formed in 2016.

Signature, Title and Date



Brenden Dougherty, Founder & CEO
One Globe Citizen LLC